Exhibit 99.1

Paris, France	11 January 2006

Pernod Ricard streamlines its structure:

New organisation of 4 major regions and 4 brand owners

Pernod Ricard has decided to streamline its management structure while maintaining its decentralised organisation model in order to reflect the Group’s new dimension subsequent to its recent acquisition of Allied Domecq. 8 subsidiaries will now report to Pierre Pringuet, Deputy Chief Executive Officer of the Group.

Distribution subsidiaries will be reorganised into 4 major regions:

•

Pernod Ricard Europe (excluding France) led by Thierry Billot, has two new subsidiaries that have now joined it: Ireland with the Irish Distillers company and Poland with Wyborowa SA. Pernod Ricard Europe remains the Group’s leading region in terms of net sales, with a 33% overall share*.

•

Pernod Ricard Americas, headed by Michel Bord, now comprises North, Central and South America. This region accounts for 28% of Group net sales*.

•

Pernod Ricard Asia, led by Philippe Dréano, has also been assigned responsibility for India, Sri Lanka and the Gulf states.

•

Finally Pernod Ricard Pacific, headed by Laurent Lacassagne, comprises its Australian (Orlando-Wyndham) and New Zealand (Montana wines) subsidiaries.

And 4 main brand owners:

•

Chivas Brothers, led by Christian Porta, Chairman - Chief Executive Officer, comprises the Group’s scotch whiskies as well as Beefeater Gin.

•

Martell Mumm Perrier-Jouët, headed by Lionel Breton, Chairman - Chief Executive Officer, who will also oversee the Havana Club International company.

•

Ricard SA, led by Philippe Savinel, Chairman - Chief Executive Officer.

•

Pernod SA headed by Pierre Coppéré, Chairman - Chief Executive Officer.

Patrick Ricard stated: “This reorganisation is designed to simplify the Group’s structure while being supported by an existing decentralised organisation that has proven its worth and by the talents of the managers who lead this organisation.”

* Data 1st quarter 2005/2006

1/3

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL: +33 (0)1 4100 4100 – FAX: +33 (0)1 4100 4085 –  RCS (PARIS) N° B 582 041 943

Biographies

Pierre PRINGUET is a graduate of the École Polytechnique and the École des Mines. Director General of Pernod Ricard since 2000, Pierre Pringuet joined the Group in 1987, where he has successively held the positions of Development Director, Managing Director of SEGM (Société pour l'Exportation des Grandes Marques) and from 1997, Chairman and CEO of Pernod Ricard Europe.  On 17 May 2004, Pierre Pringuet was appointed member of the Board of Directors of Pernod Ricard. Pierre Pringuet's career began in the French public sector.  He was technical advisor to Michel Rocard’s cabinet as Minister of Planning and Development from 1981 to 1983 and Minister of Agriculture in 1983, after which he served as Agriculture and Food Industries Director in the latter department from 1985 to 1987.

Thierry BILLOT, ESCP qualified, joined Pernod Ricard in 1983 as an internal auditor, then Head of Financial Services. Appointed Administration and Finance Director of Cusenier in 1985, he becomes Finance Director of Pernod Ricard in 1986. Since 1992, he has been General Manager, then Chairman and CEO of Austin Nichols in 1994. In 1996, he became CEO of Pernod then in 2002, President of Pernod Ricard Europe.

Michel BORD, an arts graduate, Chairman and CEO of Martell in Venezuela then Managing Director of Seagram in Venezuela, joined the Group in 1991 as Managing Director of Pracsa, SEGM’s subsidiary in Spain. In 1997, he became Chairman and CEO for Pernod Ricard America.

Philippe DREANO, ESSEC qualified, joined the Group in 1989. In 1991, he becomes Export Director of Pernod International then since 1994, Managing Director of Perithaï (Thailand). In 1996, he became Managing Director of Pernod Ricard Japan then in 2000 Chairman and CEO of Pernod Ricard Asia.

Laurent LACASSAGNE, HEC, DECS, joined the Group in 1988 as Auditor at Pernod Ricard before being appointed, in 1990, Finance and Administration Director of Besserat de Bellefon and later of Cusenier.

In 1994, he became Finance and Administration Director of SEGM, the former name of Pernod Ricard Europe. From 1997, he was Pernod Ricard Finance Director.

In 2003, he became Chairman and Chief Executive Officer of Orlando Wyndham in Australia. Then in 2006, Chief Executive Officer, Pernod Ricard Pacific  Region.

Christian PORTA, ESCP, joined Pernod Ricard in 1988 as Internal Auditor before taking the position of Head of Financial Services. In 1994, he was appointed Finance and Administration Director of Pernod, and became in 1998 Managing director of Campbell Distillers. In 1999, he was appointed Chairman and Chief Executive Officer of Orlando Wyndham, the Group subsidiary in Australia. Since 2004, he has been Chairman and Chief Executive Officer of Chivas Brothers.

2/3

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL: +33 (0)1 4100 4100 – FAX: +33 (0)1 4100 4085 –  RCS (PARIS) N° B 582 041 943

Lionel BRETON, graduated as an Engineer of the Ecole Supérieure Physique Chimie de Paris and possesses a university post-graduate research degree in organic chemistry. He first joined Pernod Ricard as Product Group Manager in February 1983. Then, he successively held positions as Pernod Marketing Director (1985/1991), Africa and Asia Director for Orangina International (1991/1992), CEO and eventually Chairman and CEO of San Giorgio Flavors (1992/1996), CEO of Prasca (1996/1997), CEO of Pernod Ricard Larios (1998/2000), and CEO of SIAS MPA. He was appointed Chairman and CEO of Martell & Co in 2001.

Philippe SAVINEL, ESSEC, joined Pernod Ricard in 1985 as Internal Auditor, before taking up responsibility of the Planning Budgeting Service at the Holding in 1987. In 1989, he was appointed Finance Director of Orangina and in September 1993 he joined the Ricard company where he was Finance Director and then National Sales Director as of 1997. Since 2001, he has been Chief Executive Director of Irish Distillers. Philippe SAVINEL has been Chief Executive Officer of Ricard since 2005.

Pierre COPPÉRÉ, ESCP qualified, joined SEGM in 1979 as Export Market Manager, and since then, has successively held the posts of Sales Director for SEGM in Germany, Group Marketing Manager for SEGM in Paris and up until January 1996, Sales Director for Renault Bisquit. Since 1996, he has been Director of Pernod Ricard Asia’s South East Asia zone as well as Managing Director of Perithaï (Thailand). In 1997, he becomes General Manager of Polacek and Preco (Poland, The Czech Republic and Hungary) then in 1998 Managing Director of Pernod Ricard Nederland. Since 2001, he has been CEO of Pernod.

For more information, please contact:

Francisco de la VEGA, Communications VP

Tel: +33 (0)1 41 00 40 96

Patrick de BORREDON, Investor Relations VP

Tel: +33 (0)1 41 00 41 71

Florence TARON, Press Relations Manager

Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

3/3

REGISTERED OFFICE: 12, PLACE DES ETATS-UNIS – 75783 PARIS CEDEX 16, FRANCE

FRENCH PUBLIC LIMITED COMPANY (SOCIETE ANONYME) WITH A SHARE CAPITAL OF € 290,383,913

TEL: +33 (0)1 4100 4100 – FAX: +33 (0)1 4100 4085 –  RCS (PARIS) N° B 582 041 943